parmalat

Office of International Corporate [redacted]
Division of Corporation Finance
Securities and Exchange Commis
100 F Street, NE
Washington, D.C. 20549

07020735

Collecchio, January 19, 2007

SUPPL

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

PROCESSED
FEB 05 2007
THOMSON FINANCIAL

Enclosures

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.641.527.456 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968

parmalat

PRESS RELEASE

New provision on the constitutional legitimacy of revocatory actions

Parmalat S.p.A. communicates that with ordinance number 456 deposited on 28 December, 2006, the Italian Constitutional Court has confirmed as manifestly unfounded the questions of constitutional legitimacy raised by the Parma Court in the context of a series of proceedings in which San Paolo IMI S.p.A., Banca Popolare dell'Etruria e del Lazio soc. Coop, Banca Popolare di Cremona S.p.A., Banco di Brescia San Paolo CAB S.p.A., Banca Carige S.p.A.- Cassa di Risparmio di Genova e Imperia, Banco Popolare di Verona e Novara soc. coop. a. r.l., Credit Suisse International (formerly known as Credit Suisse First Boston International), Unipol Banca S.p.A., and Cassa di Risparmio di Pisa S.p.A. are defendants.

In particular, the Constitutional Court confirmed the constitutional legitimacy of art. 6, para.1, of law 39/2004 (the "Marzano law") which establishes that bankruptcy revocatory claims can be filed also while a restructuring program is pending.

With the same ordinance, the Constitutional Court also declared the constitutional legitimacy of art. 6, para. 1-*ter*, of law 39/2004 and the constitutional legitimacy of the joint provision of art. 6, para. 1 and 4 *bis*, para. 10, of the same law.

The full text of the provision is available on the Constitutional Court's website: www.cortecostituzionale.it.

Parmalat S.p.A

Collecchio, 4 January 2007

Corporate contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Resumption of discovery of Parmalat proceedings before the Southern District of New York

Parmalat Spa communicates that, in relation to the press release published on 22 November 2006 concerning the stay of discovery through 31 December 2006 for all Parmalat related proceedings before Judge Kaplan in the Southern District of New York, the Company has not requested an extension of the stay and it has no knowledge that any parties involved in MDL (Multi District Litigation) have sought a further stay.

Discovery resumed as of 1 January 2007.

In any case, Parmalat proceeds with actions for settlement negotiations.

Parmalat S.p.A.

Collecchio, 10 January 2007

Corporate contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Specifications on the pending Parmalat's lawsuit against Citigroup

Parmalat communicates that an article published today, in Italy, by Milano Finanza (MF) entitled "No money, Mr Bondi" wrongly links with Parmalat SpA a motion to dismiss filed by Citigroup with Judge Kaplan in the Southern District Court of New York. In fact, the said Citigroup motion to dismiss relates to the class action case and is unrelated to Parmalat SpA's claims against Citigroup.

Parmalat SpA's lawsuit against Citigroup is pending before Judge Harris in New Jersey and, contrary to the assertion in the article, Judge Kaplan has never dismissed any portion of Parmalat SpA's claim against Citigroup.

Parmalat S.p.A.

Collecchio, 10 January 2007

Corporate contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Italian Antitrust Authority grants extension of time to comply with its decision relating to Newlat S.p.A.

Parmalat S.p.A. communicates that it has today been notified of a decision of the Italian Antitrust Authority of 21 December 2006 according to which, and in line with Parmalat's request, an extension has been granted until 30 October 2007 for Parmalat to comply with the obligations imposed upon it by the previous Antitrust decision of 30 June 2005. The content of the previous decision was communicated by Parmalat in a press release issued on 28 September 2006.

Parmalat S.p.A.

Collecchio, 11 January 2007

Corporate contacts:
e-mail: affari.societari@parmalat.net

parmalat

Deloitte & Touche S.p.A.

PRESS RELEASE

Settlement Agreement between Parmalat SpA and other Group Companies and Deloitte & Touche SpA and Dianthus SpA

Parmalat SpA and Deloitte & Touche SpA and Dianthus SpA (the firm that operated in Italy under the Deloitte & Touche name until July 2003) communicate that today the damages actions filed by Parmalat SpA against Deloitte & Touche SpA and Dianthus SpA have been settled, as have the counterclaims filed by Deloitte & Touche SpA and Dianthus SpA against Parmalat SpA.

Deloitte & Touche SpA and Dianthus SpA have committed to provide Parmalat SpA with total consideration valued at $149,000,000. Following the settlement, Parmalat SpA and Deloitte & Touche SpA and Dianthus SpA have undertaken to withdraw all pending actions and allegations between them.

The settlement follows years of investigation by Parmalat SpA, and extensive civil discovery by the parties in connection with actions pending in the United States, and was facilitated by various judicial and regulatory authorities.

Under the settlement Deloitte & Touche SpA and Dianthus SpA have an option upon the payment to Parmalat SpA of $15 million to terminate the agreement within 60 days if they do not obtain a contribution bar pursuant to the Illinois Joint Tortfeasor Contribution Act.

Both Parmalat SpA and Deloitte & Touche SpA express their satisfaction at the settlement which will set in place the conditions for a mutually beneficial future relationship. Parmalat SpA and Deloitte & Touche SpA look forward to working together.

Collecchio, 12 January 2007

Parmalat S.p.A.
Corporate contacts:
e-mail: affari.societari@parmalat.net

Deloitte & Touche S.p.A.
Corporate contacts:
CommunicationsTeam@deloitte.it
02-89098071

parmalat

PRESS RELEASE

Hearing date for protection from creditors under Section 304 US bankruptcy code postponed

Parmalat S.p.A. communicates that the hearing for the conversion of the section 304 injunction from temporary to permanent has been postponed, and will now be held on February 27th, 2007. Temporary protection is extended until and including March 2nd, 2007.

Parmalat S.p.A.

Collecchio (PR), January 19th 2007

Corporate contacts:
e-mail: affari.societari@parmalat.net